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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 3)

                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D) (1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                               AMENDMENT NO. 7 TO
                               SCHEDULE 13D UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934
                           --------------------------

                              ASARCO INCORPORATED
                           (Name of Subject Company)
                               ASMEX CORPORATION
                                      AND
                           GRUPO MEXICO, S.A. DE C.V.

                                   (Bidders)
                           --------------------------

                           COMMON STOCK, NO PAR VALUE
                        (INCLUDING THE ASSOCIATED JUNIOR
                 PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)
                           --------------------------

                                    04341310
                     (CUSIP Number of Class of Securities)
                           --------------------------

                            Daniel Tellechea Salido
                Managing Director for Administration and Finance
                           Grupo Mexico, S.A. de C.V.
                              Baja California 200
                                Colonia Roma Sur
                           06760 Mexico City, Mexico

                          Telephone: 011-525-574-2067
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                            Lori Anne Czepiel, Esq.
                                Brown & Wood LLP
                             One World Trade Center
                            New York, New York 10048
                           Telephone: (212) 839-5300
                           Facsimile: (212) 839-5599

                           CALCULATION OF FILING FEE

              TRANSACTION VALUATION                                      AMOUNT OF FILING FEE
                 $1,071,637,453*                                              $214,327**
/X/  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the
     Form or Schedule and the date of its filing.
Amout Previously Paid                               $212,527
Form or Registration No.                            Schedule 14D-1 and Amendment No. 4 to Schedule 13D;
                                                    Amendment No. 1 to Schedule 14D-1 and Amendment No. 5 to
                                                      Schedule 13D
Filing Party                                        ASMEX Corporation and Grupo Mexico, S.A. de C.V.
Dated Filed:                                        September 27, 1999 and October 8, 1999, respectively

* Estimated for purposes of calculating the filing fee only. This filing fee calculation assumes that 36,021,427 shares of Common Stock, without par value, of ASARCO Incorporated at a price of $29.75 per share in cash without interest.

** Calculated as 1/50 of 1% of the transaction value in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended.

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    This amendment constitutes Amendment No. 3 to the Tender Offer Statement on
Schedule 14D-1 as the same may have been amended from time to time (as amended hereby, the "Statement") and Amendment No. 7 to Schedule 13D and relates to the offer by Grupo Mexico, S.A. de C.V., a Mexican corporation ("Parent"), through its wholly owned subsidiary, ASMEX Corporation, a Delaware corporation ("Purchaser"), to purchase all of the outstanding shares of common stock, without par value (together with the associated junior participating preferred stock purchase rights, the "Common Stock"), of ASARCO Incorporated, a New Jersey corporation ("ASARCO"), at a purchase price of $29.75 per share of Common Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 27, 1999 (as amended, the "Offer to Purchase"), a copy of which is attached to this Statement as Exhibit (a)(1), as amended and supplemented by the Supplement thereto dated October 8, 1999 (the "Supplement"), a copy of which is attached to this Statement as Exhibit (a)(10), and Amendment No. 2 to the Schedule 14D-1 dated October 18, 1999 ("Amendment No. 2"), and as the same will be further amended and supplemented pursuant to the Merger Agreement (as defined below) (the Statement, along with the Offer to Purchase, the Supplement and Amendment No. 2, as each will be amended or supplemented, constitute the "Offer"). Capitalized terms not defined herein have the meanings ascribed in the Offer to Purchase, the Supplement and Amendment No. 2. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION.

    Item 10 is hereby amended by the following:

    On October 25, 1999, Parent, Purchaser and ASARCO entered into an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is attached as Exhibit (c)(1) hereto and incorporated herein by reference. Under the terms of the Merger Agreement, Purchaser will be promptly filing with the Securities and Exchange Commission and distributing to ASARCO shareholders a supplement to the Offer to Purchase reflecting the increase in the Offer Price to $29.75, the extension of the Expiration Date of the Offer to 12:00 Midnight, on Tuesday, November 9, 1999 and the other material terms and conditions of the transactions contemplated by the above-referenced Merger Agreement. Following completion of the Offer, Purchaser will be merged with and into ASARCO and each outstanding share of Common Stock will be converted into the right to receive cash.

    Also, on October 25, 1999, Parent issued a press release relating to the Merger Agreement, a copy of which is included herein as Exhibit (a)(12) and incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

    Item 11 is hereby amended by the following:

(a)(1)          Offer to Purchase dated September 27, 1999.*

(a)(2)          Form of Letter of Transmittal.*

(a)(3)          Form of Notice of Guaranteed Delivery.*

(a)(4)          Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                Companies and Other Nominees.*

(a)(5)          Form of Letter to Clients for use by Brokers, Dealers,
                Commercial Banks, Trust Companies and Other Nominees.*

(a)(6)          Form of Guidelines for Certification of Taxpayer
                Identification Number on Substitute Form W-9.*

(a)(7)          Form of Summary Advertisement dated September 27, 1999.*

(a)(8)          Press release of Parent dated September 24, 1999.*

(a)(9)          Press release of Parent dated September 27, 1999.*

(a)(10)         Supplement to the Offer to Purchase dated October 8, 1999.*

(a)(11)         Press release of Parent dated October 7, 1999.*

(a)(12)         Press release of Parent dated October 25, 1999.

(b)(1)          Commitment Letter from The Chase Manhattan Bank and Chase
                Securities Inc. dated September 24, 1999.*

(b)(2)          First Amended and Restated Commitment Letter from the Chase
                Manhattan Bank and Chase Securities Inc. dated October 5,
                1999.*

(b)(3)          Second Amended and Restated Commitment Letter from The Chase
                Manhattan Bank and Chase Securities Inc. dated October 7,
                1999.*

(b)(4)          Third Amended and Restated Commitment Letter from The Chase
                Manhattan Bank and Chase Securities Inc. dated October 15,
                1999.*

(c)(1)          Agreement and Plan of Merger among ASARCO, Parent and
                Purchaser dated as of October 25, 1999.

(d)             Not applicable.

(e)             Not applicable.

(f)             None.

(g)(1)          1997 Annual Report of Parent.*

(g)(2)          1998 Annual Report of Parent.*

------------------------

*Previously filed.

                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 25, 1999

                                                  GRUPO MEXICO, S.A. DE C.V.

                                                  By:  /s/ DANIEL TELLECHEA SALIDO
                                                       ----------------------------------------------
                                                       Name: Daniel Tellechea Salido
                                                       Title:  Managing Director for Administration
                                                               and Finance

                                                  GRUPO MEXICO, S.A. DE C.V.

                                                  By:  /s/ HECTOR CALVA RUIZ
                                                       ----------------------------------------------
                                                       Name: Hector Calva Ruiz
                                                       Title:  Managing Director for Exploration
                                                               and Projects

                                                  ASMEX CORPORATION

                                                  By:  /s/ DANIEL TELLECHEA SALIDO
                                                       ----------------------------------------------
                                                       Name: Daniel Tellechea Salido
                                                       Title:  Vice President and Treasurer

                                 EXHIBIT INDEX

EXHIBIT NO.
-----------
(a)(1)       Offer to Purchase dated September 27, 1999.*

(a)(2)       Form of Letter of Transmittal.*

(a)(3)       Form of Notice of Guaranteed Delivery.*

(a)(4)       Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.*

(a)(5)       Form of Letter to Clients for use by Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees.*

(a)(6)       Form of Guidelines for Certification of Taxpayer
             Identification Number on Substitute Form W-9.*

(a)(7)       Form of Summary Advertisement dated September 27, 1999.*

(a)(8)       Press release of Parent dated September 24, 1999.*

(a)(9)       Press release of Parent dated September 27, 1999.*

(a)(10)      Supplement to the Offer to Purchase dated October 8, 1999.*

(a)(11)      Press release of Parent dated October 7, 1999.*

(a)(12)      Press release of Parent dated October 25, 1999.

(b)(1)       Commitment Letter from The Chase Manhattan Bank and Chase
             Securities Inc. dated September 24, 1999.*

(b)(2)       First Amended and Restated Commitment Letter from the Chase
             Manhattan Bank and Chase Securities Inc. dated October 5,
             1999.*

(b)(3)       Second Amended and Restated Commitment Letter from The Chase
             Manhattan Bank and Chase Securities Inc. dated October 7,
             1999.*

(b)(4)       Third Amended and Restated Commitment Letter from The Chase
             Manhattan Bank and Chase Securities Inc. dated October 15,
             1999.*

(c)(1)       Agreement and Plan of Merger among ASARCO, Parent and
             Purchaser dated as of October 25, 1999.

(d)          Not applicable.

(e)          Not applicable.

(f)          None.

(g)(1)       1997 Annual Report of Parent.*

(g)(2)       1998 Annual Report of Parent.*

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*   Previously filed.